SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 4)*

Under the Securities Exchange Act of 1934

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80862K104

(CUSIP Number)

Sigma-Tau Finanziaria S.p.A.

Corporate Legal Department

Attn: Fabio Amabile

Via Sudafrica, 20

Rome, Italy 00144

Tel. +39 06 54277176

With a copy to:

Peter R. Sternberg, Esq.

Orrick, Herrington & Sutcliffe, LLP

51 West 52nd Street

New York, NY  10019-6142

212-506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80862K104

1	Name of Reporting Person: Paolo Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 822,815

	8	Shared Voting Power: 8,635,831

	9	Sole Dispositive Power: 822,815

	10	Shared Dispositive Power: 8,635,831

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,458,646

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
16.4% (based on 57,762,405 shares of Common Stock outstanding as of May 26, 2011, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on June 1, 2011).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

1	Name of Reporting Person: Sigma-Tau Finanziaria S.p.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,580,938

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,580,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,580,938

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
11.4% (based on 57,762,405 shares of Common Stock outstanding as of May 26, 2011, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on June 1, 2011).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Defiante Farmaceutica S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 6,580,938

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 6,580,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,580,938

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
11.4% (based on 57,762,405 shares of Common Stock outstanding as of May 26, 2011, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on June 1, 2011).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

This Amendment No. 4 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2008, by Paolo Cavazza, Claudio Cavazza, Sigma-Tau Finanziaria S.p.A., Defiante Farmaceutica S.A., Aptafin S.p.A. and Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 2, 2009, Amendment No. 2 filed on March 31, 2009 and Amendment No. 3 filed on July 13, 2010 (collectively, the “Schedule 13D”).  In Amendment No. 3 to the Schedule 13D, the Reporting Persons changed as a result of the merger of Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA with and into Sinaf S.A.  Since the filing of Amendment No. 3 to the Schedule 13D, Claudio Cavazza has ceased to be a beneficial owner of Common Stock as a result of his passing on June 6, 2011.  In addition, the Reporting Persons have ceased to act together as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 2.            Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete Claudio Cavazza, Aptafin S.p.A. (“Aptafin”) and Sinaf S.A. (“Sinaf”) as Reporting Persons and to add thereto the following information:

(a)  This statement is filed by Paolo Cavazza, Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”) and Defiante Farmaceutica S.A. (“Defiante”) (Defiante, together with Sigma-Tau and Paolo Cavazza, are the “Reporting Persons”).  The Reporting Persons are filing jointly, and the amended agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 21 and incorporated herein by reference.

(c), (f)  The following information with respect to each executive officer and director of Sigma-Tau and Defiante is set forth in Schedule A hereto: (i) name; (ii) business address; (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d), (e)  During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals set forth in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.            Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Paolo Cavazza may be deemed to be the beneficial owner of 9,458,646 shares of Common Stock of the Issuer, which constitutes approximately 16.4% of the Common Stock outstanding. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or to direct the vote is 822,815.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or to direct the vote is 8,635,831.  The number of shares of Common

CUSIP No. 80862K104

Stock as to which Paolo Cavazza has the sole power to dispose or to direct the disposition is 822,815.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or to direct the disposition is 8,635,831.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Sigma-Tau may be deemed to be the beneficial owner of 6,580,938 shares of Common Stock of the Issuer, which constitutes approximately 11.4% of the Common Stock outstanding.  The number of shares of Common Stock as to which Sigma-Tau has the sole power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau shares the power to vote or to direct the vote is 6,580,938.  The number of shares of Common Stock as to which Sigma-Tau has the sole power to dispose or to direct the disposition is zero.  The number of shares of Common Stock as to which Sigma-Tau shares the power to dispose or to direct the disposition is 6,580,938.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Defiante may be deemed to be the beneficial owner of 6,580,938 shares of Common Stock of the Issuer, which constitutes approximately 11.4% of the Common Stock outstanding.  The number of shares of Common Stock as to which Defiante has the sole power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Defiante shares the power to vote or to direct the vote is 6,580,938.  The number of shares of Common Stock as to which Defiante has the sole power to dispose or to direct the disposition is zero.  The number of shares of Common Stock as to which Defiante shares the power to dispose or to direct the disposition is 6,580,938.

Percentage interest calculations for the Reporting Persons are based upon the Issuer having 57,762,405 shares of Common Stock outstanding as of May 26, 2011, as reported in the Issuer’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on June 1, 2011.

(c)  An aggregate of 394,615 shares of Common Stock were transferred to the heirs of Claudio Cavazza pursuant to certain testamentary bequests of Claudio Cavazza following his passing.

(d)  Not applicable.

(e)  Paolo Cavazza, Sigma-Tau, Defiante, Aptafin and Sinaf have ceased to act together as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Consequently, Aptafin and Sinaf have ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer and are no longer Reporting Persons.

Item 7.            Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 21       Amended Joint Filing Agreement, dated July 18, 2011, by and among the Reporting Persons

[Signature pages to follow]

CUSIP No. 80862K104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 18, 2011

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

	By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

	By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Sigma-Tau Finanziaria S.p.A*

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Ugo Di Francesco	Vice President and Chief Executive Officer	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Marco Codella	Managing Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Mauro Bove	Managing Director	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Stefano Marino	Managing Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Trevor M. Jones CBA	Director	Professor Woodhyrst House 18 Friths Drive REIGATE Surrey Great Britain	British
Emilio Platè	Director	Business Consultant Sigma-Tau Finanziaria SpA Via Finocchiaro Aprile n.5, Varese (Italy)	Italian
Mario Artali	Director	Deputy Chairman Banca Popolare di Milano Piazza F. Meda 4, 20121 Milano , Italy	Italian
Enrico Cavazza	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Marco Cerrina Feroni	Director	Executive Intesa Sanpaolo SpA Piazza Paolo Ferrari 10 20121 Milano, Italy	Italian

*  The office of President previously held by Claudio Cavazza is currently vacant.

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Defiante Farmaceutica S.A.

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Massimo Mineo	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Emilio Martinenghi	Director - President	Business Consultant Wullschleger Martinenghi Manzini Servizi Fiduciari SA Via alla Campagna 2a, CH-6904 Lugano, Switzerland	Swiss
Paulo Alexandre da Mota Viegas	Director	General Manager Defiante Farmaceutica SA Rua da Alfândega, n. 78 Funchal – Madeira (Portugal) 9000-059	Portuguese
Pedro Moreira da Cruz Quintas	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese
Carla Emanuel Arruda Jardim Fernandes	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese
Kelly Nunes	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese
Marco Codella	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian